SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Clarifications on questions from CVM/B3

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders and the market in general that it has come to provide clarifications regarding the questioning of atypical oscillation involving securities issued by the Company , requested through Official Letter No. 858/2023-SLS, sent on 6.23.2023 by B3 (“Official Letter”), which is translated below.

Cia Paranaense De Energia - Copel
At. Adriano Rudek De Moura
Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear Sir,

In view of the latest fluctuations registered with the securities issued by this company, the number of trades and the quantity traded, as shown below, we request that you be informed, by 06/26/2023, if there is any fact that you are aware of. that can justify them.

GNP Shares
Prices (BRL per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscillator %	Neg. Nº	Quantity	Volume (R$)
06/122023	7.99	7.91	8.02	7.98	7.95	-0.38	15,036	16,548,700	131,981,965.00
06/13/2023	7.99	7.84	8.02	7.90	7.86	-1.13	25,325	14,656,800	115,819,045.00
06/14/2023	7.88	7.79	7.92	7.87	7.90	0.51	15,859	16,658,900	131,069,406.00
06/15/2023	7.90	7.80	7.97	7.89	7.88	-0.25	14,876	18,498,700	145,875,653.00
06/16/2023	7.87	7.76	7.91	7.81	7.77	-1.40	12,194	10,174,300	79,480,719.00
06/19/2023	7.76	7.73	7.92	7.85	7.83	0.77	7,995	7,479,000	58,736,948.00
06/20/2023	7.83	7.82	7.97	7.90	7.90	0.89	13,811	9,601,000	75,888,640.00
06/21/2023	7.95	7.85	7.96	7.88	7.87	-0.38	9,037	7,389,700	58,218,851.00
06/22/2023	7.86	7.59	7.90	7.70	7.68	-2.41	14,897	19,294,600	148,647,370.00
06/23/2023*	7.66	7.64	8.19	8.01	8.09	5.34	18,909	22,693,700	181,986,125.00

*Updated at 17:55h

In response to the request, the Company informs that it is unaware of any relevant factor or information not yet disclosed to the market directly related to Copel or its activities that may have influenced the oscillation - treated as atypical by the Official Letter - of its class “B” preferred shares (“PNB” or “CPLE6”) on 6.23.2023.

It is worth noting that, in the week between June 16 and 23, 2023, Copel made some disclosures whose documents were all duly filed in the CVM Empresas System and are available on the Company's Investor Relations website: (i) NOTICE TO THE MARKET | 12/23 Clarifications on questions from CVM/B3 regarding the news published in the media; (ii) NOTICE TO THE MARKET | 13/23, on the tariff readjustment of Copel Distribuição.

Also, the Company, through its Investor Relations Officer, pursuant to the article 4 of CVM Resolution 44, of August 23, 2021 (“RCVM 44”), questioned its controlling shareholder, State of Paraná , on whether it would have knowledge of relevant information not disclosed to the market that could justify the atypical fluctuation in the quotation, number of trades and financial volume involving Copel's PNB shares. In response, the State of Paraná stated that it is unaware of the existence of material information not disclosed to the market.

Curitiba, June 26, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.